UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  May 2010

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing 'Director/PDMR Shareholding'

PEARSON PLC
(the "Company")

Notification of Directors' Interests

Below are details of purchases of ordinary shares of 25p each, made under the Company's Dividend Reinvestment Plan ("DRIP"), on the London Stock Exchange on 7 May 2010 and notified to the Company on 10 May 2010:-

Name of Director	No. of Shares Purchased	Percentage of Issued Stock	Price per Share	Total Holding Following Notification	Total Percentage Following Notification
Rona Fairhead	3,310	0.000408%	£9.69	340,812	0.04199%
Robin Freestone	3,592	0.00044%	£9.69	190,859	0.02352%
John Makinson	13,374	0.00165%	£9.69	580,089	0.07148%

This notification is made in accordance with DTR 3.1.2R and LR9.8.6R(1).

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:   10 May, 2010

By:   /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary